

Jeff Jonas (He/Him) · 3rd

President at Quintar, Inc. / 8-Time Emmy Award Winner

Milwaukee, Wisconsin, United States · Contact info

500+ connections

Quintar, Inc

The University of Kansas

Experience

President, CBO & Co-Founder
Quintar, Inc · Full-time
Feb 2021 – Present · 11 mos
Santa Clara, California, United States

Live Augmented Reality Solutions

Managing Director, Global Business Development at Intel Sports
Intel Sports
Dec 2016 – Feb 2021 · 4 yrs 3 mos

Volumetric Video & LIVE stereoscopic VR solutions for Sports & Entertainment



NBA on TNT in TrueVR



TrueView Volumetric Video

Executive Vice President, Business Development
Sportvision · Full-time
Jan 1999 – May 2016 · 17 yrs 5 mos

LIVE Augmented Reality solutions for Broadcast Television. 1st & Ten, K-Zone, RaceF/X, etc...



1st & Ten

Education

The University of Kansas
Doctor of Philosophy (Ph.D.)
1994 – 1999

Carleton College
Bachelor's degree, Political Science and Government
1986 – 1990